

June 25, 2024

Ruy Cunha
Chief Executive Officer
Lavoro Limited
Av. Dr. Cardoso de Melo, 1450, 4th Floor, Office 401
São Paulo—SP, Brazil, 04548-005

Re: Lavoro Limited
Registration Statement on Form F-3
Filed June 11, 2024
File No. 333-280107

Dear Ruy Cunha:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz